385 East Colorado Boulevard, 3rd Floor, Pasadena, California  91101

VIA E-Mail

January 12, 2016

Robert F. Telewicz, Jr., Accounting Branch Chief

Securities and Exchange Commission

Office of Real Estate and Commodities

Washington DC, 20549

Re:                                                                           Western Asset Mortgage Capital Corporation

Form 10-K for the fiscal year ended December 31, 2014

Filed March 16, 2015

File No. 001-35543

Dear Mr. Telewicz, Jr:

By letter dated December 30, 2015, the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has requested additional information from Western Asset Mortgage Capital Corporation (the “Company”) related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 71

1.            We note your disclosure on page 73 regarding constant prepayment rates for your Agency portfolio.  In future Exchange Act periodic reports, please provide similar disclosure for the other Non-Agency RMBS in your portfolio, or advise us why you do not believe such disclosure is material.

Response: The Company notes the Staff’s comment and would like to direct the Staff’s attention to the table on the top of page 74. This table sets forth the cumulative default, cumulative severity and cumulative five-year conditional repayment rate for the Company’s Non-Agency RMBS portfolio, which are the key inputs for the Company’s Non-Agency forecasted cash flow models.

The Company also provides the six-month constant prepayment rate, as well as other relevant metrics, for its Non-Agency portfolio in the second table on page 73.  The Company respectfully believes these disclosures provide the information requested by the Staff.

Mr. Robert F. Telewicz, Jr., Accounting Branch Chief

Securities and Exchange Commission

January 12, 2016

2.            We note your disclosure of the geographic distribution of the collateral securing your residential whole-loan portfolio on page 74.  In future Exchange Act periodic reports, please provide similar disclosure for the non-Agency RMBS and Non-Agency CMBS in your portfolio, or advise us why you do not believe such disclosure is material.

Response: The Company notes the Staff’s comment and will include disclosure, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the geographic distribution of the collateral for our Non-Agency RMBS and Non-Agency CMBS investments, commencing with our Form 10-K filing for the year ended December 31, 2015.

Borrowing under Various Financing Arrangements, page 100

3.            We note your disclosure regarding haircut ranges based on collateral type.  In future Exchange Act periodic reports, to the extent material, please identify your period end weighted average haircut broken out by collateral type and discuss any trends in these rates between periods.

Response: The Company notes the Staff’s comment and will include disclosure, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, to the extent material, of the weighted average haircut by collateral type, commencing with our Form 10-K filing for the year ended December 31, 2015.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  I can be reached at (626) 844-9975.

Sincerely,

/s/ Lisa Meyer

Lisa Meyer

Interim Chief Financial Officer